UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No    ☒

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 1, 2015, the Partnership closed the acquisition of 100% of the shares in Höegh LNG FSRU III Ltd., a Cayman Islands company, that indirectly owns the Höegh Gallant.

Pursuant to Rule 3-05 of Regulations S-X, separate audited combined carve-out financial statements as of and for the year ended the nine months ended September 30, 2015 and December 31, 2014 of Höegh LNG FSRU III Ltd. and Höegh LNG Cyprus Limited have been included in this report and attached hereto as Exhibit 99.1.

The unaudited pro forma consolidated and combined carve-out statement of income of Höegh LNG Partners LP for the nine months ended September 30, 2015, giving effect to the acquisition of Höegh LNG FSRU III Ltd. as if it had happened on January 1, 2015, has been included in this report and attached hereto as Exhibit 99.2.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description
99.1	Höegh LNG FRSU III Ltd. and Höegh LNG Cyprus Limited Combined Carve-out Financial Statements as of and for the year ended the nine months ended September 30, 2015 and December 31, 2014
99.2	Höegh LNG Partners LP Unaudited Pro Forma Consolidated and Combined Carve-out Statement of Income for the nine months ended September 30, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: September 26, 2016

	By:	/s/ Richard Tyrrell
		Name:	Richard Tyrrell
		Title:	Chief Executive Officer and Chief Financial Officer